Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,					Three months ended March 31,
	2007	2008	2009	2010	2011	2012
	(Amounts in NIS 000's)
EARNINGS
Pre-tax earnings from continuing operations	(59,419)	(114,849)	(61,518)	7,440	(50,186)	(17,932)
Add back:
Fixed charges	287	264	264	316	311	84
	(59,132)	(114,585)	(61,254)	7,756	(49,875)	(17,848)

FIXED CHARGES
Interest expensed and capitalized	-	-	-	12	14	2
Estimate of interest within rental expense (1)	287	264	264	304	297	82
	287	264	264	316	311	84

Ratio (deficiency) of earnings to fixed charges	(59,419)	(114,849)	(61,518)	24.58x	(50,186)	(17,932)

(1) Represents approximately one-third of the total rental expense.